SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Blockchain Coinvestors Acquisition Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G11765123

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11765123

1	NAMES OF REPORTING PERSONS Blockchain Coinvestors Acquisition Sponsors I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,172,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,172,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,172,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Reflects (1) 1,322,000 Class A ordinary shares of Blockchain Coinvestors Acquisition Corp. I (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), and (2) 9,850,000 Class A ordinary shares issuable upon conversion of 9,850,000 Class B ordinary shares of the Company, par value $0.00009 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Blockchain Coinvestors Acquisition Sponsors I LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by Blockchain Coinvestors Sponsors I LLC, a Delaware limited liability company, which is managed by Matthew C. Le Merle, a Managing Director and Chairman of the Board of the Company, Lou Kerner, a Managing Director and Chief Executive Officer of the Company, and Alison Davis, a Managing Director of the Company. Mr. Le Merle, Mr. Kerner, and Ms. Davis have joint voting and investment discretion with respect to the ordinary shares held by the Sponsor. As such, each of Mr. Le Merle, Mr. Kerner and Ms. Davis may be deemed to share beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 41,322,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 31,322,000 Class A Ordinary Shares outstanding as of December 27, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 10,000,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares outstanding as of December 27, 2021 as reported in the Report, including the Class B Ordinary Shares held by the Sponsor, as reported herein.

CUSIP No. G11765123

1	NAMES OF REPORTING PERSONS Matthew C. Le Merle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,172,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,172,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,172,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Reflects (1) 1,322,000 Class A ordinary shares of Blockchain Coinvestors Acquisition Corp. I (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”),and (2) 9,850,000 Class A ordinary shares issuable upon conversion of 9,850,000 Class B ordinary shares of the Company, par value $0.00009 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Blockchain Coinvestors Acquisition Sponsors I LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by Blockchain Coinvestors Sponsors I LLC, a Delaware limited liability company, which is managed by Matthew C. Le Merle, a Managing Director and Chairman of the Board of the Company, Lou Kerner, a Managing Director and Chief Executive Officer of the Company, and Alison Davis, a Managing Director of the Company. Mr. Le Merle, Mr. Kerner, and Ms. Davis have joint voting and investment discretion with respect to the ordinary shares held by the Sponsor. As such, each of Mr. Le Merle, Mr. Kerner and Ms. Davis may be deemed to share beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 41,322,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 31,322,000 Class A Ordinary Shares outstanding as of December 27, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 10,000,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares outstanding as of December 27, 2021 as reported in the Report, including the Class B Ordinary Shares held by the Sponsor, as reported herein.

CUSIP No. G11765123

1	NAMES OF REPORTING PERSONS Lou Kerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,172,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,172,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,172,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Reflects (1) 1,322,000 Class A ordinary shares of Blockchain Coinvestors Acquisition Corp. I (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), and (2) 9,850,000 Class A ordinary shares issuable upon conversion of 9,850,000 Class B ordinary shares of the Company, par value $0.00009 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Blockchain Coinvestors Acquisition Sponsors I LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by Blockchain Coinvestors Sponsors I LLC, a Delaware limited liability company, which is managed by Matthew C. Le Merle, a Managing Director and Chairman of the Board of the Company, Lou Kerner, a Managing Director and Chief Executive Officer of the Company, and Alison Davis, a Managing Director of the Company. Mr. Le Merle, Mr. Kerner, and Ms. Davis have joint voting and investment discretion with respect to the ordinary shares held by the Sponsor. As such, each of Mr. Le Merle, Mr. Kerner and Ms. Davis may be deemed to share beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 41,322,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 31,322,000 Class A Ordinary Shares outstanding as of December 27, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 10,000,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares outstanding as of December 27, 2021 as reported in the Report, including the Class B Ordinary Shares held by the Sponsor, as reported herein.

CUSIP No. G11765123

1	NAMES OF REPORTING PERSONS Alison Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,172,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,172,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,172,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Reflects (1) 1,322,000 Class A ordinary shares of Blockchain Coinvestors Acquisition Corp. I (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), and (2) 9,850,000 Class A ordinary shares issuable upon conversion of 9,850,000 Class B ordinary shares of the Company, par value $0.00009 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, and have no expiration date. Blockchain Coinvestors Acquisition Sponsors I LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by Blockchain Coinvestors Sponsors I LLC, a Delaware limited liability company, which is managed by Matthew C. Le Merle, a Managing Director and Chairman of the Board of the Company, Lou Kerner, a Managing Director and Chief Executive Officer of the Company, and Alison Davis, a Managing Director of the Company. Mr. Le Merle, Mr. Kerner, and Ms. Davis have joint voting and investment discretion with respect to the ordinary shares held by the Sponsor. As such, each of Mr. Le Merle, Mr. Kerner and Ms. Davis may be deemed to share beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

(2)

The calculation assumes that there is a total of 41,322,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 31,322,000 Class A Ordinary Shares outstanding as of December 27, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 10,000,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares outstanding as of December 27, 2021 as reported in the Report, including the Class B Ordinary Shares held by the Sponsor, as reported herein.

ITEM1. (a)	NAME OF ISSUER:

  Blockchain Coinvestors Acquisition Corp. I

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

ITEM 2. (a)	NAME OF PERSON FILING:

This statement is filed by Blockchain Coinvestors Acquisition Sponsors I LLC, Matthew C. Le Merle, Lou Kerner and Alison Davis (together the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For Blockchain Coinvestors Acquisition Sponsors I LLC, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

For Mr. Le Merle, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

For Mr. Kerner, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

For Ms. Davis, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

(c)	CITIZENSHIP:

Blockchain Coinvestors Acquisition Sponsors I LLC is a Delaware limited liability company.

For Mr. Le Merle, United States of America

For Mr. Kerner, United States of America

For Ms. Davis, United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares

(e)	CUSIP NUMBER:

The Class A Ordinary Shares CUSIP Number is G11765123.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

  Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

  Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

  Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

  Not applicable.

ITEM 10.	CERTIFICATIONS.

  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLOCKCHAIN COINVESTORS ACQUISITION SPONSORS I LLC

March 8, 2022
(Date)

By:	/s/ Lou Kerner
(Signature)
Name:	Lou Kerner
Title:	Chief Executive Officer

MATTHEW C. LE MERLE

March 8, 2022
(Date)

/s/ Matthew C. Le Merle
(Signature)

LOU KERNER

March 8, 2022
(Date)

/s/ Lou Kerner
(Signature)

ALISON DAVIS

March 8, 2022
(Date)

/s/ Alison Davis
(Signature)

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.